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EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in 000's)

						Six Months Ended
	Fiscal Year Ended March 31,
						September 30, 2004	September 30, 2005
	2001	2002	2003	2004	2005
Pre-tax income (loss) from continuing operations:	$88,332	$24,832	$(39,509)	$20,457	$(35,838)	$(13,239)	$6,375
Fixed charges:
Interest expense	94	3,383	8,041	13,961	13,184	6,021	9,162
Estimate of interest within rental expense	26,927	28,868	30,779	32,824	43,402	19,873	22,175

Total fixed charges	27,021	32,251	38,820	46,785	56,586	25,894	31,337

Earnings (loss)	$115,353	$57,083	$(689)	$67,242	$20,748	$12,655	$37,712

Ratio of earnings to fixed charges	4.27x	1.77x	—	1.44x	—	—	1.20x

Dollar deficiency for ratios < 1:1	N/A	N/A	$78,329	N/A	$92,424	$39,133	N/A
Rental expense	$80,782	$86,603	$92,337	$98,473	$130,205	$56,619	$66,524

One-third of rental expense	$26,927	$28,868	$30,779	$32,824	$43,402	$19,873	$22,175

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in 000's)